FOR IMMEDIATE RELEASE
                                                OCTOBER 21, 1999
                                                FOR ADDITIONAL INFORMATION
                                                CONTACT:  DARRELL E. BLOCKER
                                                          SR VICE PRESIDENT, CFO
                                                          (219) 356-3311


                         NORTHEAST INDIANA BANCORP, INC.
                        ANNOUNCES THIRD QUARTER EARNINGS

HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc. (NEIB), the parent company of First Federal Savings Bank, today announced basic and diluted earnings per share of $0.46 and $0.45 for its third quarter ended September 30, 1999. This represents a 21% increase over 1998 third quarter earnings per share of $0.38 basic and $0.37 diluted. Net income for the third quarter ended 1999 was $672,000 compared to third quarter 1998 of $586,000 a 14.68% increase. For the year-to-date period ended September 30, 1999, basic and diluted earnings were $1.31 and $1.26 per share respectively compared to $1.05 and $1.00 for the same periods in 1998. Year-to-date net income for 1999 was $1.9 million compared to $1.7 million for the nine months ended 1998.

Results for September 30, 1999 year to date showed net interest income at $5.8 million compared to $5.3 million for September 30, 1998 year to date, a 9.4% increase. Net interest margin of 3.56% is based on net interest income divided by average earning assets net of reserves. The net interest margin for September 30, 1999 year to date of 3.56% has decreased compared to the same period 1998 of 3.59%. This decrease is a result of leveraging capital and lower net interest earning assets.

Deposits decreased from $123.3 million at December 31, 1998 to $120.3 million at September 30, 1999 a 2.5% decrease. This decrease is due to the jumbo time deposits outflow that occurred in third quarter 1999.

Total assets at September 30, 1999 of $245.2 million compared to December 31, 1998 assets of $212.4 million reflects a 15.4% increase. Asset growth at September 30, 1999 compared to December 31, 1998 was partially due to a $14.0 million increase in net loans receivable. The investments available for sale increased $19.8 million as a result of growth in the bank's funding sources including advances and securities sold with repurchase agreements.

Shareholder equity at September 30, 1999 was $25.7 million compared to $25.0 million at December 31, 1998.
                                     -MORE-

The buybacks of Treasury stock during that period and dividends paid partially reduced the increase from net income year to date in equity. These reductions help leverage the Company's remaining equity and tend to improve return on shareholder's equity.

The book value of NEIB's stock is $15.84 per share as of September 30, 1999 and the last reported trade of the stock in September was at $14.50 per share.

The board of directors of First Federal Savings Bank approved at the June board meeting as previously reported a new stock repurchase program which allows management to purchase from time to time up to 10% of the outstanding shares over the next twelve months or up to 163,785 shares. The company has purchased 15,000 shares to date under this new program leaving approximately 149,000 shares left to be repurchased.

This press release may contain forward-looking statements, which are based on management's current expectations regarding economic, legislative and regulatory issues. Factors which may cause future results to vary materially include, but are not limited to, general economic conditions, changes in interest rates. Loan demand, and competition. Additional factors include changes in accounting principles, policies or guidelines; changes in legislation or regulation; and other economic, competitive, regulatory and technological factors affecting each company's operations, pricing, products and services.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana 46750 and the Company is traded on the Nasdaq National Market under the symbol "NEIB".

                                     -MORE-

                            NORTHEAST INDIANA BANCORP
                   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
--------------------------------------------------------------------------------
                  CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

    ASSETS                                                                                           September 30,      December 31,
    ------                                                                                           -------------      ------------
                                                                                                         1999               1998
                                                                                                         ----               ----
Interest-earning cash and cash equivalents                                                          $  2,756,013         4,079,792
Noninterest earning cash and cash equivalents                                                          2,574,862         2,215,845
                                                                                                  ---------------------------------
   Total cash and cash equivalents                                                                     5,330,875         6,295,637
Interest earning deposits in financial institutions                                                      100,000           100,000
Securities available for sale                                                                         33,542,763        13,658,691
Securities held to maturity estimated market value of $456,000 and $528,000 at  September 30, 1999
and December 31, 1998                                                                                    456,755           528,424
Loans receivable, net of allowance for loan loss September 30, 1999 $1,562,000 and December 31,
1998 $1,454,000                                                                                      199,901,474       185,906,309
Real estate owned                                                                                         53,379           110,712
Accrued interest receivable                                                                              910,953           487,393
Premises and equipment                                                                                 2,309,474         2,265,347
Investments in limited liability partnerships                                                          1,349,096         1,400,000
Other assets                                                                                           1,152,556         1,672,079
                                                                                                  =================================
    Total Assets                                                                                    $245,160,704       212,424,592
                                                                                                  =================================
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                                                                             120,313,791       123,335,582
Borrowed Funds                                                                                        98,493,933        63,080,275
Accrued interest payable and other liabilities                                                           653,136         1,004,099
                                                                                                  ---------------------------------
    Total Liabilities                                                                                219,460,860       187,419,956

Retained earnings - substantially restricted                                                          25,699,844        25,004,636
    Total Liabilities and Shareholder's Equity                                                      $245,160,704       212,424,592

====================================================================================================================================
                        CONSOLIDATED STATEMENTS OF INCOME

                                                             Three Months Ended                  Nine Months Ended
                                                                  September                         September 30,
                                                           1999              1998             1999                1998
                                                           ----              ----             ----               ----

Total interest income                                $  4,570,688          4,052,996        12,901,973        12,044,873
Total interest expense                                  2,569,102          2,298,271         7,052,100         6,762,850
                                                     ----------------  ----------------  ----------------  ----------------
   Net interest income                               $  2,001,585      $   1,754,725     $   5,849,873     $   5,282,023
---------------------------------------------------------------------------------------------------------------------------
Provision for loan losses                                  46,500             90,000           181,500           270,000
                                                     ----------------  ----------------  ----------------  ----------------
   Net interest income after provision for
   Loan losses                                       $  1,955,085      $   1,664,725     $   5,668,373     $   5,012,023
---------------------------------------------------------------------------------------------------------------------------

Total noninterest income                                  213,600            187,004           611,060           526,543
                                                     ----------------  ----------------  ----------------  ----------------
Total noninterest expenses                           $  1,066,676            903,002         3,127,392         2,736,885
---------------------------------------------------------------------------------------------------------------------------
  Income before income tax expenses                  $  1,102,009      $     948,727     $   3,152,041     $   2,801,681
---------------------------------------------------------------------------------------------------------------------------
Income tax expenses                                       429,815            362,551         1,208,782         1,085,274
                                                     ----------------  ----------------  ----------------  ----------------
     Net Income                                      $    672,194      $     586,176     $   1,943,259     $   1,716,407
====================================================================================================================================

                             SELECTED FINANCIAL DATA
                                                       Three Months Ended                    Nine Months Ended
                                                           September 30,                        September 30,
                                                      1999             1998                  1999           1998
                                                      ----             ----                  ----           ----
Basic Earnings per share                              0.46             0.38                  1.31           1.05
Dilutive Earnings per share                           0.45             0.37                  1.26           1.00
Net interest margin                                   3.43             3.53                  3.56           3.59
Return on average assets                              1.11%            1.14%                 1.15%          1.13%
Return on average equity                             10.51%            9.11%                10.19%          8.63%

                                                                                             At September 30
Total non-performing assets as a percentage
of total assets                                                                              0.55%          0.29%

Stockholders' equity as a % of total assets                                                  9.54%          8.50%
Book value per share                                                                    $   15.84      $   14.60